Exhibit 99.1

Stockholm, Sweden	June 20, 2022

Issuance and repurchase of C-shares to establish an at-the-market program

The Board of Directors of Calliditas Therapeutics AB (publ) today resolved to carry out a new issue of 5,908,018 C-shares and to subsequently immediately repurchase the 5,908,018 newly issued C-shares which are subsequently intended to be converted into ordinary shares in accordance with the company’s articles of association and held as treasury shares. The purpose of the issue and repurchase is to secure future potential delivery of shares under the company’s at-the-market program which is intended to be launched by the company during the second quarter 2022.

The Board’s resolution was made on the basis of the authorization granted by the Annual General Meeting on May 19, 2022.

Aktieinvest FK AB will subscribe for all issued C-shares at a subscription price of SEK 0.04 per share. The 5,908,018 issued C-shares will be repurchased by Calliditas Therapeutics AB (publ) for SEK 0.04 per share. The new share issue will hence increase the share capital by SEK 236,321.

The purpose of the issue, repurchase and subsequent conversion is to ensure timely future potential delivery of shares in the form of American Depositary Shares under of the company’s at-the-market program, according to communication and description at the AGM. Potential future use of an ATM program will be evaluated by the Board taking into account capital requirements, dilution and other potential sources of financing and the company has no obligations to utilize the program.

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 79 55 12 98 45, email: marie.galay@calliditas.com

Calliditas Therapeutics AB (publ) is required to publish the information contained in this press release pursuant to the Swedish Financial Instruments Trading Act. The information was sent for publication, through the agency of the contact persons set out above, on June 20, 2022 at 9:15 p.m. CEST.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, TARPEYOTM (budesonide) delayed release capsules, has been approved by the FDA. This drug product is awaiting European Commission (EC) approval following a positive CHMP opinion. Additionally, Calliditas is conducting a Phase 2/3 clinical trial with its NOX inhibitor product candidate setanaxib in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).

Disclaimer

Nothing in this notice shall constitute an offer to sell nor a solicitation of an offer to buy any securities, nor shall there be any sale of any securities described herein in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, commercialization efforts, business plans, regulatory submissions, clinical development plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, continued FDA approval for TARPEYO, market acceptance of TARPEYO, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.